

# Trevor Gormley · 3rd

Liquid Intelligence | Earth Rides | AI Journal

Nashville, Tennessee, United States · Contact info

6,043 followers · 500+ connections

## Experience



**Co-Founder**
Liquid Intelligence LLC
Apr 2020 – Present · 1 yr 10 mos

Liquid Intelligence has created a set of algorithms that allow artificial intelligences to access internal and/or external networks of Big Data, in order to sew together fabrics of information together. The artificial intelligences are able to perceive this information through the technology of the Q Language – a language that possesses all of the complexity, structure and precision that other languages do, but now relies on the processes of human languages as well – intelligence, symbolism, and abstract speech.

Uses Natural Language Processing and Understanding (NLP and NLU), "Machine L ...see more



**Advisor**
The AI Journal
May 2021 – Present · 9 mos

www.aijourn.com
Connecting you with the latest insights, events, reports, and more within the field of AI and emerging technologies.



**Head of Finance & Strategy | Board Member**
Earth Rides
Jun 2020 – Present · 1 yr 8 mos

On-Demand Eco-Friendly Rides | You no longer have to choose between luxury and eco-friendly.

Ride on Earth in style and save the planet at the same time. You deserve a world wl ...see more



**Founder**
Millennial View
Sep 2016 – Present · 5 yrs 5 mos
Nashville

The future of our workforce is changing. Consumer demands are changing. Our world is changing. Changing with it should be a priority for your business. Millennial View can help your business better attract and maintain millennial employees and consumers. We focus our work on understanding and explaining the foundational differences of what actually ...see more



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**Finance/ Ops / Technology Consultant**
Richland Building Partners, LLC · Self-employed
Jul 2018 – Present · 3 yrs 7 mos

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## Education



**Lipscomb University**
Bachelor's degree, Finance
2012 – 2016
Activities and Societies: D1 Student Athlete at NCAA (track and field), President of Alpha Kappa Psi,



**Stanford University**
Online Continuing Studies - Machine Learning



**Ludwig-Maximilians Universität München**
Competitive Strategy
2016

## Licenses & certifications



**Certificate Alternative Investments**
UBS



UBS
Issued Jan 2015 · No Expiration Date



**Inverse and Leveraged Exchange Traded Funds**
UBS
Issued Jan 2015 · No Expiration Date



**Future Linked Securities**
UBS
Issued Dec 2014 · No Expiration Date

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## Volunteer experience



**Camp Counselor**
Camp Shiloh
May 2013 – Aug 2013 · 4 mos

Helping inner city kids experience upstate New York during their summer.